As filed with the Securities and Exchange Commission on November 10, 1997
                                                    Registration No. 333-34605
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to

                                    FORM S-4/A
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------

                         CARRAMERICA REALTY CORPORATION
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

               Maryland                                 6798                                52-1796339
               --------                                 ----                                ----------
     (State or Other Jurisdiction           (Primary Standard Industrial       (I.R.S. Employer Identification No.)
  of Incorporation or Organization)                Classification
                                                    Code Number)

                            CARRAMERICA REALTY, L.P.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

               Delaware                                 6798                                52-1976308
               --------                                 ----                                ----------
     (State or Other Jurisdiction           (Primary Standard Industrial       (I.R.S. Employer Identification No.)
  of Incorporation or Organization)                Classification
                                                    Code Number)

                         1700 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20006
                                 (202) 624-7500
    --------------------------------------------------------------------------
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrants' Principal Executive Offices)

                                 Brian K. Fields
                             Chief Financial Officer
                         CarrAmerica Realty Corporation
                         1700 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20006
                                 (202) 624-7500
   --------------------------------------------------------------------------
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                                ----------------
                                   Copies to:
                          J. Warren Gorrell, Jr., Esq.
                              David W. Bonser, Esq.
                             Hogan & Hartson L.L.P.
                                 Columbia Square
                           555 Thirteenth Street, N.W.
                           Washington, D.C. 20004-1109

     Approximate date of commencement of proposed sale to the public: As soon as possible after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Regulation G, check the following box. | |

================================================================================
The Registrants hereby amend the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted before the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such State.

                              Subject to Completion

                             Dated November 10, 1997

PROSPECTUS

[CarrAmerica Logo]

CARRAMERICA REALTY CORPORATION
CARRAMERICA REALTY, L.P.

                                Offer to Exchange
 7.20% Exchange Notes due 2004 for Any and All Outstanding 7.20% Notes due 2004
                                       and
7.375% Exchange Notes due 2007 for Any and All Outstanding 7.375% Notes due 2007


             The Exchange Offer and Withdrawal Rights Will Expire at 5:00 p.m., New York City Time, on December [ ], 1997, Unless Extended


         CarrAmerica Realty Corporation, a Maryland corporation (the "Company"), and CarrAmerica Realty, L.P., a Delaware limited partnership (the "Guarantor" and, together with the Company, the "Issuers"), hereby offer, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange $1,000 principal amount of the Company's 7.20% Exchange Notes due 2004 (the "New Seven-Year Notes") for each $1,000 principal amount of the Company's issued and outstanding 7.20% Notes due 2004 (the "Old Seven-Year Notes" and, together with the New Seven-Year Notes, the "Seven-Year Notes") and $1,000 principal amount of the Company's 7.375% Exchange Notes due 2007 (the "New Ten-Year Notes") for each $1,000 principal amount of the Company's issued and outstanding 7.375% Notes due 2007 (the "Old Ten-Year Notes" and, together with the New Ten-Year Notes, the "Ten-Year Notes"). All of such Notes are guaranteed by the Guarantor. As of the date of this Prospectus, there were outstanding $150,000,000 principal amount of Old Seven-Year Notes and $125,000,000 principal amount of Old Ten-Year Notes (collectively, the "Old Notes"). The terms of the New Seven-Year Notes and the New Ten-Year Notes (collectively, the "New Notes" and, together with the Old Notes, the "Notes") are identical in all material respects to the Old Notes, except that the New Notes will be freely transferable by their holders (except as described herein). The New Notes evidence the same debt as the Old Notes and will be issued and entitled to the same benefits under the Indenture relating to the Old Notes.


         Interest on the Notes is payable semiannually on January 1 and July 1 of each year, commencing January 1, 1998. Holders who exchange their Old Notes for New Notes in the Exchange Offer will receive interest accrued on their Old Notes and interest accrued on their New Notes in one interest payment, payable on January 1, 1998. The Notes are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus (ii) accrued interest thereon to the date of redemption plus (iii) the Make-Whole Amount (as defined), if any. The Notes are senior unsecured obligations of the Company and rank equally with each other and with the Company's other unsecured and unsubordinated indebtedness. The Notes are effectively subordinated to mortgages and other secured indebtedness of the Company as well as to indebtedness and other liabilities of the Company's subsidiaries. The Company's obligations under the Notes are unconditionally guaranteed by the Guarantor.

         The Old Notes originally were issued and sold on July 1, 1997 in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on the exemptions provided in Section 4(2) of and Rule 144A under the Securities Act. The Issuers are making the Exchange Offer in reliance on positions of the staff of the U.S. Securities and Exchange Commission (the "SEC") set forth in certain no-action letters issued to other parties in other transactions. The Issuers have not sought their own no-action letter, however, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the

                                                  (Cover continued on next page)

                              ---------------------

         See "Risk Factors" beginning on page 9 for a discussion of certain risk factors that should be considered by holders before deciding whether or not to tender their Old Notes in the Exchange Offer.

                              ---------------------

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
 THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is November    , 1997.

(Cover continued from previous page)


Exchange Offer. Based upon such positions of the SEC staff, the Issuers believe that the New Notes issued in the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by the holders thereof (other than a holder that is a broker-dealer, as set forth below, or an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in a distribution of such New Notes. Holders of Old Notes accepting the Exchange Offer are required to represent to the Issuers in the Letter of Transmittal that such conditions have been met. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Issuers will use their reasonable best efforts to make this Prospectus available to any such broker-dealer for use in connection with any such resale for such period of time as broker-dealers must deliver a prospectus, up to 90 days after the consummation of the Exchange Offer.


         The New Notes are new securities for which there currently is no trading market. The Issuers do not intend to apply for listing of the New Notes on any securities exchange or for quotation through the Nasdaq quotation system. The Initial Purchasers (as defined) have advised the Company that they currently intend to make a market in the New Notes after the Exchange Offer as permitted by applicable laws and regulations, although they are not obligated to do so and may discontinue any market making activity at any time without notice. Accordingly, there can be no assurance that a trading market for the New Notes will develop or, if one does develop, that it will be sustained. If an active trading market for the New Notes fails to develop or be sustained, the trading price of the New Notes could be materially adversely affected.

         Any Old Notes not tendered and accepted in the Exchange Offer will remain subject to the existing restrictions on transfer of the Old Notes, and the Issuers will have no further obligations to the holders (other than to the Initial Purchasers) of such Old Notes to provide for their registration under the Securities Act. It is not expected that a trading market in the Old Notes will develop while they are subject to restrictions on transfer. In addition, a holder's ability to sell Old Notes could be adversely affected to the extent that Old Notes are tendered and accepted in the Exchange Offer.



         The Issuers will accept for exchange any and all Old Notes that are validly tendered and not withdrawn on or before 5:00 p.m., New York City time, on the date the Exchange Offer expires, which will be December [ ], 1997 (the "Expiration Date"), unless the Exchange Offer is extended by the Issuers in their sole discretion, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. Tenders of Old Notes may be withdrawn at any time before 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum amount of Old Notes being tendered for exchange, but the Exchange Offer is subject to certain conditions that may be waived by the Issuers and to certain other terms and conditions. Old Notes may be tendered only in denominations of $1,000 and integral multiples thereof. The Issuers have agreed to pay all of the expenses incurred by them in connection with the Exchange Offer.



         The Issuers will not receive any cash proceeds from the issuance of the New Notes in the Exchange Offer.


         This Prospectus, together with the Letter of Transmittal, is being first sent to all registered holders of Old Notes on or about November , 1997.

                                TABLE OF CONTENTS


Information Incorporated by Reference.................      2
Available Information.................................      2
Summary...............................................      3
Risk Factors..........................................      9
The Exchange Offer....................................     16
Description of Notes..................................     22
Note Guarantees   ....................................     30
Certain Federal Income Tax Consequences...............     31
The Company...........................................     32
Capitalization........................................     35
Ratios of Earnings to Fixed Charges....................    36
Recent Developments...................................     36
Plan of Distribution..................................     37
Legal Matters.........................................     37
Experts...............................................     37

                      INFORMATION INCORPORATED BY REFERENCE

                  The documents listed below have been filed by the Issuers with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are incorporated herein by reference:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;


         2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

         3. The Company's Current Reports on Form 8-K filed with the SEC on January 3, 1997; January 23, 1997 (and a Form 8-K/A related thereto filed on January 27, 1997); January 27, 1997; January 31, 1997; February 12, 1997; March 26, 1997; April 21, 1997; June 20, 1997; June
         25, 1997; June 27, 1997; July 1, 1997; July 11, 1997; August 4, 1997
         (and a Form 8-K/A related thereto filed on August 8, 1997); August 12, 1997; August 14, 1997; August 28, 1997; October 30, 1997 (two filings);
         October 31, 1997; and November 6, 1997;

         4. The Guarantor's Registration Statement on Form 10 filed with the SEC on October 8, 1997; and

         5. The Guarantor's Current Report on Form 8-K filed with the SEC on October 20, 1997.


         All documents filed with the SEC after the filing of this Prospectus by each of the Company and the Guarantor pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before termination of the Exchange Offer shall be deemed to be incorporated by reference in this Prospectus and be a part hereof from the time of filing of such document.

         Any statement in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that another statement in a subsequently filed document that is incorporated or deemed to be incorporated by reference in this Prospectus modifies or supersedes the first statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

                              AVAILABLE INFORMATION

         The Issuers will provide without charge to any person to whom a copy of this Prospectus is delivered, upon their written or oral request, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be addressed to Secretary, CarrAmerica Realty Corporation, 1700 Pennsylvania Avenue, N.W., Washington, D.C. 20006, telephone number (202) 624-7500.

         The Issuers are subject to the informational requirements of the Exchange Act, and, in accordance therewith, file reports and other information with the SEC. Such reports and other information can be inspected at the Public Reference Rooms maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the following regional offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such information can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain of such information may be accessed electronically at the SEC's World Wide Web site at http://www.sec.gov. In addition, the Company's Common Stock is listed on the New York Stock Exchange and the reports filed by the Company with the SEC and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         The Issuers have filed with the SEC a registration statement on Form S-4 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the securities offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission and accessed electronically at the SEC's World Wide Web site at the address set forth in the previous paragraph.

                                     SUMMARY


         The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. Unless the context indicates or requires otherwise, references in this Prospectus to the "Company" are to CarrAmerica Realty Corporation, a Maryland corporation, and its subsidiaries, references to the "Guarantor" are to CarrAmerica Realty, L.P., a Delaware limited partnership, and references to the "Issuers" are to the Company and the Guarantor collectively.


Special Note Regarding Forward-Looking Statements

         Certain Statements in this Prospectus and in the documents incorporated by reference herein, including those set forth under "Risk Factors" herein, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: national and local economic, business and real estate conditions that will, among other things, affect demand for office properties, availability and creditworthiness of prospective tenants, the level of lease rents and the availability of financing for both tenants and the Company, adverse changes in the real estate markets including, among other things, competition with other companies, risks of real estate acquisition and development (including the failure of pending acquisitions to close and pending developments to be completed on time and within budget), governmental actions and initiatives, and environmental/safety requirements.

The Company

         The Company is a publicly-traded real estate investment trust ("REIT") that focuses primarily on the acquisition, development, ownership and operation of office properties in select suburban markets across the United States. As of October 31, 1997, the Company owned interests in 232 operating properties containing approximately 17.9 million square feet of office space, 16 projects under construction that it intends to own and operate that will contain approximately 2.7 million square feet of office space, and land and options to acquire land that will support the future development of up to 4.6 million square feet of office space. The operating properties owned by the Company as of September 30, 1997 were 96.5% leased as of that date.

         The following table provides an overview of the Company's portfolio by market as of October 31, 1997:

                                                      Square      % of Total
                                     Number of      Footage of    Portfolio     Square Footage     Buildable
                                     Operating      Operating       Square          Under            Square
             Market                  Properties     Properties   Footage (1)     Construction     Footage (2)
             ------                  ----------     ----------   -----------     ------------     -----------
Northern California
  San Francisco Bay Area                  57         3,736,000       20.9%         726,000               --
  Sacramento                               8           314,000        1.7               --               --
Metropolitan Washington, D.C.
  Downtown                                10         2,404,000       13.4               --          221,000
  Suburban                                 7         1,273,000        7.1               --               --
Suburban Atlanta                          43         1,891,000       10.6          204,000          216,000
Southern California
  Orange County/Los Angeles               29         1,357,000        7.6               --          181,000
  San Diego                                4           250,000        1.4               --               --
Suburban Chicago                          10         1,571,000        8.8           91,000          620,000
Southeast Denver                          12         1,210,000        6.8          238,000          562,000
Suburban Dallas                           10           965,000        5.4          357,000          422,000
Suburban Seattle                          17           741,000        4.1          376,000          278,000
Austin, Texas                             10           709,000        4.0          313,000        1,309,000
Suburban Salt Lake City                    8           463,000        2.6               --          242,000
Suburban Phoenix                           4           457,000        2.6          137,000          120,000
Florida                                    2           444,000        2.5          188,000          388,000
Suburban Portland, Oregon                  1            81,000        0.5           46,000               --
                                         ---            ------        ---           ------        ---------
Total                                    232        17,866,000      100.0%       2,676,000        4,559,000
                                         ===        ==========      =====        =========        =========

-----------------
(1) Represents the percentage of total square footage of the consolidated properties.


(2) Represents buildable square footage of land (including land subject to options but excluding square footage under construction) that is held for development.

         The Company has maintained a strategic alliance with Security Capital U.S. Realty, a European real estate company (together with its wholly-owned subsidiary, "SC-USREALTY") since November 1995. As of September 30, 1997, SC-USREALTY owned approximately 42.6% of the outstanding common stock, par value $.01 per share ("Common Stock"), of the Company (38.2% on a fully diluted basis).

         The Company and its predecessor, The Oliver Carr Company ("OCCO"), have been in the real estate business in the Washington, D.C. metropolitan area for more than 35 years. In late 1995, the Company shifted its focus from downtown Washington, D.C. to a national business strategy. The Company provides a full range of real estate services through a staff of over 1,000 employees located throughout the United States. See "The Company."

Summary Selected Financial Information

         The following table sets forth selected financial and operating information for the Company as of and for the years ended December 31, 1996, 1995 and 1994. This information is derived from and should be read in conjunction with the audited financial statements of the Company, which statements have been audited by KPMG Peat Marwick LLP, independent public accountants, and are incorporated in this Prospectus by reference. In addition, the following tables set forth selected financial and operating information for the Company as of and for the nine months ended September 30, 1997 and September 30, 1996, which information is derived from the unaudited financial statements of the Company incorporated in this Prospectus by reference.

         The following table also sets forth pro forma financial information for the Company as of and for the nine months ended September 30, 1997 and for the year ended December 31, 1996, giving effect to (i) the acquisitions of office properties and land that have been consummated since the beginning of the periods presented and the acquisitions of other office properties and land that the Company expects to consummate in the near future, (ii) sales of Common Stock, preferred stock and unsecured notes during 1996 and 1997, and (iii) the repayment of certain outstanding indebtedness.

         The following selected financial and operating information should be read in conjunction with the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's most recent annual report on Form 10-K and quarterly reports on Form 10-Q incorporated herein by reference:


                                              NINE MONTHS ENDED SEPTEMBER 30,               YEAR ENDED DECEMBER 31,
                                           --------------------------------------   -----------------------------------
                                           PRO FORMA           HISTORICAL           PRO FORMA         HISTORICAL
                                           ----------   -------------------------   ---------   -----------------------
                                              1997         1997           1996        1996         1996         1995
                                           ----------   ----------     ----------   ---------   ----------    --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AND PROPERTY DATA)
OPERATING DATA:
Real estate operating revenue:
 Rental revenue..........................  $  272,321   $  231,832    $  100,639    $334,927    $  154,165    $ 89,539
 Real estate service revenue.............      11,512       11,512         9,265      12,512        12,512      11,315
 OmniOffices Executive Suites Revenue....      34,084        5,000                    42,019
Real estate operating expenses:
 Property operating expenses.............      93,808       81,920        33,371     104,932        51,927      31,579
 Interest expense........................      40,774       37,266        21,857      54,281        31,630      21,873
 Executive Suites Operating Expenses.....      28,697        4,124                    36,718
 General and administrative expenses.....      15,777       15,777        10,661      17,528        15,228      10,711
 Depreciation and amortization...........      64,615       54,561        25,744      78,263        38,264      18,495
Net income...............................      69,346       50,663        15,502      78,217        24,318(1)   12,067(1)
Dividends paid to common stockholders....                   74,103        27,367                    42,914      23,344
PER SHARE DATA:
Net income before extraordinary item.....  $     0.79   $     0.87    $     0.70    $   0.81    $     0.90    $   0.90
Dividends paid to common stockholders....                   1.3125        1.3125                      1.75        1.75
Weighted average shares outstanding(2)...      58,001       53,886        27,723      57,827        31,999      13,338
BALANCE SHEET DATA (AT PERIOD END):
Real estate, before accumulated
 depreciation............................  $2,600,042   $2,309,069    $1,062,500                $1,539,998    $480,589
Real estate, after accumulated
 depreciation............................   2,432,580    2,141,607       946,791                 1,420,341     381,716
Total assets.............................   2,635,010    2,351,017     1,043,908                 1,536,564     458,860
Mortgages payable........................     574,699      481,058       354,069                   440,449     317,374
Senior Unsecured Notes...................     275,000      275,000
Other indebtedness.......................     133,678      147,000        72,000                   215,000
Total indebtedness.......................     983,377      903,058       426,069                   655,449     317,374
Minority interest........................     120,444       67,331        51,611                    50,597      34,850
Total stockholders' equity...............   1,458,101    1,308,114       545,748                   787,478      95,543
OTHER DATA:
Net cash provided by operating
 activities..............................               $   95,904    $   47,352                $   82,300    $ 35,277
Net cash used by investing activities....                 (745,313)     (484,623)                 (876,947)    (81,635)
Net cash provided by financing
 activities..............................                  647,575       442,292                   813,067      37,113
Funds from operations before minority
 interest of the Unitholders of Carr
 Partnerships(3).........................  $  137,196   $  107,592    $   43,289    $160,098    $   64,496(1) $ 33,190(1)
Weighted average shares and Units
 outstanding(4)..........................      66,580       61,013        27,723      66,502        32,263      18,157
Number of properties (at period end).....         243          230            87         243           159          13
Square footage (in thousands, at period
 end)....................................      18,973       17,628        10,043      18,973        12,430       3,326
Percent leased (at period end)...........                     96.5%         92.0%                     93.6%       93.5%
EBITDA(5)................................  $  181,972   $  148,856    $   67,482    $217,681    $   99,428    $ 57,652
Ratio of EBITDA to interest expense......        4.46x        4.00x         3.09x       4.01x         3.14x       2.64x
Ratio of earnings to fixed charges.......        2.05x        2.01x         1.74x       1.89x         1.74x       1.91x





                                              1994
                                            --------

OPERATING DATA:
Real estate operating revenue:
 Rental revenue...........................  $ 82,665
 Real estate service revenue..............     8,890
 OmniOffices Executive Suites Revenue.....
Real estate operating expenses:
 Property operating expenses..............    29,707
 Interest expense.........................    21,366
 Executive Suites Operating Expenses......
 General and administrative expenses......     9,535
 Depreciation and amortization............    14,419
Net income................................    12,097
Dividends paid to common stockholders.....    20,204
PER SHARE DATA:
Net income before extraordinary item......  $   1.06
Dividends paid to common stockholders.....      1.75
Weighted average shares outstanding(2)....    11,387
BALANCE SHEET DATA (AT PERIOD END):
Real estate, before accumulated
 depreciation.............................  $429,537
Real estate, after accumulated
 depreciation.............................   341,129
Total assets..............................   407,948
Mortgages payable.........................   254,933
Senior Unsecured Notes....................
Other indebtedness........................
Total indebtedness........................   254,933
Minority interest.........................    38,644
Total stockholders' equity................   106,042
OTHER DATA:
Net cash provided by operating
 activities...............................  $ 29,908
Net cash used by investing activities.....   (67,046)
Net cash provided by financing
 activities...............................    32,652
Funds from operations before minority
 interest of the Unitholders of Carr
 Partnerships(3)..........................  $ 30,640
Weighted average shares and Units
 outstanding(4)...........................    15,878
Number of properties (at period end)......        11
Square footage (in thousands, at period
 end).....................................     2,706
Percent leased (at period end)............      95.9%
EBITDA(5).................................  $ 53,606
Ratio of EBITDA to interest expense.......      2.51x
Ratio of earnings to fixed charges........      1.81 (6)

--------------------
(1) Net income and funds from operations include non-recurring deductions of approximately $2.3 million and $1.9 million in 1996 and 1995, respectively, related to the write-off of the unamortized purchase price of certain third party real estate service contracts that were terminated in 1996 and the termination of an agreement to acquire the development business of The Evans Company in 1995.

(2) Weighted average shares outstanding used in calculating net income (loss) per share includes Common Stock and stock equivalents and, when dilutive, stock options and units of partnership interest.

(3) The Company believes that funds from operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of the ability of the Company to incur and service debt, to make capital expenditures, and to fund other cash needs. In accordance with the final National Association of Real Estate Investment Trusts (NAREIT) White Paper on Funds From Operations as approved by the Board of Governors of NAREIT on March 3, 1995, funds from operations represents net income (loss) (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring or sales of property, plus depreciation and amortization of assets uniquely significant to the real estate industry and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis. For purposes of calculating the Company's funds from operations, the Company has added back to net income the amortization expense associated with the goodwill amortization related to the purchase of the assets of OmniOffices, Inc., by an affiliate of the Company. The Company computes funds from operations in accordance with standards established by NAREIT, which may or may not be comparable to funds from operation reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than the Company. The Company's funds from operations in 1994 have been restated to conform to the NAREIT definition of funds from operations. Funds from operations does not represent net income or cash flow generated from operating activities in accordance with generally accepted accounting principles and, as such, should not be considered an alternative to net income as an indication of the Company's performance or to cash flow as a measure of liquidity or the Company's ability to make distributions.

(4) Includes shares of Common Stock and convertible preferred stock outstanding plus units of partnership interest in the Guarantor and Carr Realty, L.P., a majority-owned subsidiary of the Company ("Carr Realty, L.P.") that the holders thereof have a right to have redeemed for cash equal to the value of a share of Common Stock for each unit redeemed or, at the option of the Company, for shares of Common Stock on a one-for-one basis. Such units include non-dividend paying units.


(5) EBITDA is calculated as net operating income before minority interest and extraordinary items, plus interest expense, depreciation and amortization, and income taxes, if any.

The Exchange Offer

The Exchange Offer..........................   The Issuers are offering to exchange up to $150,000,000 aggregate principal amount of the Company's 7.20% Exchange Notes due 2004 and up to $125,000,000 aggregate principal amount of the Company's 7.375% Exchange Notes due 2007 (the "New Notes")
                                               for up to $150,000,000 aggregate principal amount of the Company's outstanding 7.20%
                                               Notes due 2004 and up to $125,000,000 aggregate principal amount of the Company's outstanding 7.375% Notes due 2007 (the "Old Notes"), respectively, on a $1,000 principal amount for $1,000 principal amount basis.


Procedures for Tendering Old Notes..........   See "The Exchange Offer--Procedures for Tendering."

Minimum Condition...........................   The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange, but Old Notes may be tendered only in denominations of
                                               $1,000 or integral multiples thereof.

Expiration..................................   The Exchange Offer will expire at 5:00 p.m., New York City time, on December [  ],
                                               1997, or such later date and time to which it is extended. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the
                                               Exchange Offer.

Exchange Date...............................   The date of acceptance of the Old Notes for exchange will be the first business day following the Expiration Date.

Withdrawal Rights...........................   A tender of Old Notes in the Exchange Offer may be withdrawn at any time before the
                                               Expiration Date.

Federal Income Tax
  Consequences..............................   An exchange of Old Notes for New Notes in the Exchange Offer will not be a taxable exchange for federal income tax purposes, and exchanging holders should not recognize any taxable gain or loss or any interest income as a result of an exchange. See
                                               "Certain Federal Income Tax Consequences."

Use of Proceeds.............................   The Issuers will not receive any cash proceeds from the issuance of the New Notes in the Exchange Offer.

Exchange Agent..............................   Bankers Trust Company is serving as Exchange Agent in connection with the Exchange
                                               Offer.

                                        6


Effect on Holders of Old Notes..............   Upon the acceptance of Old Notes for exchange in the Exchange Offer, holders of Old
                                               Notes will have no further registration or other rights, except in certain limited circumstances, under the Registration Rights Agreement dated July 1, 1997 (the
                                               "Registration Rights Agreement") among the Issuers and J.P. Morgan Securities Inc.,
                                               Goldman, Sachs & Co. and Lehman Brothers Inc. (the "Initial Purchasers"). Holders of
                                               Old Notes who do not tender them in the Exchange Offer will continue to be entitled to all the rights applicable thereto under the Indenture dated as of July 1, 1997 among the Issuers and Bankers Trust Company, as trustee (the "Trustee"), which relates to both the Old Notes and the New Notes (the "Indenture"), but will continue to be subject to the restrictions on transfer of the Old Notes provided for in the
                                               Old Notes and in the Indenture. See "Risk Factors--Consequences of Failure to
                                               Exchange."

   The New Notes


           The terms of the New Notes will be identical in all material respects (including principal amount, interest rate, maturity and ranking) to the terms of the Old Notes for which they are exchanged, except that the New Notes will be freely transferable except as described herein. See "The Exchange Offer--Terms of the Exchange" and "--Terms and Conditions of the Letter of Transmittal."

   Notes Offered............................   Up to $150,000,000 aggregate principal amount of 7.20% Exchange Notes due 2004 (the
                                               "New Seven-Year Notes") and up to $125,000,000 aggregate principal amount of 7.375%
                                               Exchange Notes due 2007 (the "New Ten-Year Notes" and, together with the New
                                               Seven-Year Notes, the "New Notes").

   Maturity Date............................   The New Seven-Year Notes will mature on July 1, 2004 and the New Ten-Year Notes will mature on July 1, 2007.

   Scheduled Interest
     Payment Dates..........................   January 1 and July 1, commencing January 1, 1998. Holders whose Old Notes are accepted for exchange will receive interest on such Old Notes accrued from July 1,
                                               1997, the date of issuance of the Old Notes, to the date of the issuance of the New
                                               Notes, with such interest payable with the first interest payment on the New Notes.
                                               Consequently, holders who exchange their Old Notes for New Notes will receive the same interest payment payable on January 1, 1998 (the first interest payment date with respect to the Old Notes and the New Notes) that they would have received had they not accepted the Exchange Offer.

   Optional Redemption......................   The New Notes will be redeemable, in whole or in part, at any time, at the option of the Company at a redemption price equal to the sum of (i) the principal amount of the
                                               Notes being redeemed plus (ii) accrued interest thereon to the date of redemption plus (iii) the Make-Whole Amount

                                        7


                                               (as defined), if any. See "Description of the Notes--Optional Redemption."

   Ranking..................................   The New Notes will be senior unsecured obligations of the Company and rank equally with each other and with the Company's other unsecured and unsubordinated indebtedness. The New Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company as well as to indebtedness and other liabilities of the Company's subsidiaries. As of September 30, 1997, such mortgages and other secured indebtedness aggregated approximately $481 million (approximately $575 million on a pro forma basis) and the Company's unsecured and unsubordinated indebtedness (including the Notes) aggregated approximately $422 million
                                               (approximately $134 million on a pro forma basis). See "Capitalization--Debt
                                               Financing."


   Covenants................................   The Indenture for the New Notes, among other things, contains restrictions (with certain exceptions) on the ability of the Company and its Subsidiaries (as defined)
                                               to: (i) incur Indebtedness (as defined) in excess of 60% of their assets; (ii) incur
                                               Indebtedness secured by Encumbrances (as defined) in excess of 40% of their assets;
                                               (iii) incur Indebtedness of Consolidated Income Available for Debt Service (as
                                               defined) in excess of 1.5 times debt service for the four most recent fiscal quarters; and (iv) own Total Unencumbered Assets (as defined) equal to less than 150%
                                               of Unsecured Indebtedness (as defined) of the Company and its Subsidiaries on a consolidated basis.

   Risk Factors.............................   Holders should carefully consider the matters set forth under "Risk Factors" before deciding whether or not to tender their Old Notes in the Exchange Offer.

   Note Guarantees..........................   The obligations of the Company under the New Notes are unconditionally guaranteed by the Guarantor. The obligations of the Guarantor on the Notes (the "Note Guarantees")
                                               are unsecured obligations of the Guarantor, which are limited so as to avoid being considered as a fraudulent conveyance under applicable law. See "The Note
                                               Guarantees."

                                  RISK FACTORS

         Holders of Old Notes should carefully consider, among other factors, the matters described below before deciding whether or not to tender their Old Notes in the Exchange Offer.

Consequences of Failure to Exchange

         Holders of Old Notes who do not exchange their Old Notes for New Notes in the Exchange Offer will continue to be subject to the existing restrictions on transfer of the Old Notes as set forth in the legend thereon, and, except in certain limited circumstances applying to the Initial Purchasers only, the Issuers will have no further obligations to provide for the registration of the Old Notes under the Securities Act. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration provisions of the Securities Act and applicable state securities laws. The Issuers do not intend to register the Old Notes under the Securities Act. The Issuers believe that, based upon positions taken by the staff of the SEC, New Notes issued in the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by the holder thereof (other than a holder that is a broker-dealer, as set forth below, or an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in a distribution of such New Notes. Eligible holders wishing to accept the Exchange Offer must represent to the Issuers in the Letter of Transmittal that such conditions have been met and must represent, if such holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, that neither such holder nor the person receiving such New Notes, if other than the holder, is engaged in or intends to participate in a distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must represent that the Old Notes tendered in exchange therefor were acquired as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Issuers will use their reasonable best efforts to make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale for such period of time as broker-dealers must deliver a prospectus, up to 90 days after the consummation of the Exchange Offer. See "Plan of Distribution." To comply with any applicable securities laws of certain jurisdictions, however, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. The Issuers currently do not intend to take any action to register or qualify the New Notes for resale in any such jurisdictions. In addition, the tender of Old Notes pursuant to the Exchange Offer will reduce the principal amount of the Old Notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the Old Notes due to a reduction of liquidity.


Absence of Public Market

         The New Notes are new securities for which there currently is no trading market. The Issuers do not intend to apply for listing of the New Notes on any securities exchange or for quotation through the Nasdaq quotation system. The Initial Purchasers have advised the Company that they currently intend to make a market in the New Notes after the Exchange Offer as permitted by applicable law and regulations, although they are not obligated to do so and may discontinue any market making activity at any time without notice. Accordingly, there can be no assurance that a market for the New Notes will develop or, if one does develop, that it will be sustained. If an active trading market for the New Notes fails to develop or be sustained, the trading price of the New Notes could be materially adversely affected.

Real Estate Investment Risks

         General. Investments in real property are subject to varying degrees of risk. The yields available from equity investments in real estate and the Company's ability to service debt will depend in large part on the amount of income generated, expenses incurred and capital expenditures required by its real property investments. The Company's income from office properties may be adversely affected by a number of factors, including the general economic climate and local real estate conditions, an over-supply of, or a reduction in demand for, office space in the areas where its properties are located and the attractiveness of the properties to prospective tenants. Income from properties and real estate values also are affected by such factors as the cost of compliance with government regulation, including zoning and tax laws and the potential for liability under applicable laws. Certain significant expenditures associated with each equity investment by the Company in a property (such as operating expenses and capital expenditures costs) may not be reduced when circumstances cause a reduction in income from the property.

         Renewal of Leases and Reletting of Space. The Company is subject to the risks that upon expiration of leases for space located at its properties, the space may not be relet or, if relet, the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. Although the Company has established an annual budget for renovation and reletting costs that it believes is reasonable in light of each property's situation, no assurance can be given that this budget will be sufficient to cover these costs. If the Company is unable promptly to relet or renew leases for all or substantially all of the space at its properties, if the rental rates upon such renewal or reletting are significantly lower than expected, or if the Company's reserves for these purposes prove inadequate, then the Company's cash provided by operating activities and ability to make debt service payments or expected distributions to stockholders could be adversely affected.

         Possible Environmental Liabilities. Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up certain hazardous substances released at the property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by such parties in connection with the contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. The owner or operator of a site may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site. The Company has not been notified by any governmental authority of any material non-compliance, liability or other claim in connection with any of its properties, and the Company is not aware of any other material environmental condition with respect to any of its properties. No assurance, however, can be given that no prior owner created any material environmental condition not known to the Company, that no material environmental condition with respect to any property has occurred during the Company's ownership thereof, or that future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations) will not result in imposition of environmental liability against the Company.

Real Estate Financing Risks

         Debt Financing. The Company is subject to the risks associated with debt financing, including the risk that the cash provided by the Company's operating activities will be insufficient to meet required payments of principal and interest, the risk of rising interest rates on the Company's floating rate debt that is not hedged, the risk that the Company will not be able to repay or refinance existing indebtedness (which generally will not have been fully amortized at maturity) or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. In the event the Company is unable to secure refinancing of such indebtedness on acceptable terms, the Company might be forced to dispose of properties upon disadvantageous terms, which might result in losses to the Company, or to obtain financing at unfavorable terms, either of which might adversely affect the cash flow available to meet debt service obligations or for distribution to equity holders. In addition, if a property or properties are mortgaged to secure payment of indebtedness and the Company is unable to meet required mortgage payments, the mortgage securing the property could be foreclosed upon by, or the property could be otherwise transferred to, the mortgagee with a consequent loss of income and asset value to the Company.


         Degree of Leverage. At September 30, 1997, on a consolidated basis, the Company's Indebtedness was $903 million and the ratio of its Indebtedness to Total Assets was 36.5%. The degree to which the Company is leveraged could have important consequences to holders of the Notes, including affecting the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and making the Company more vulnerable to a downturn in its business or the economy generally. The Indenture (as hereinafter defined) contains financial and operating covenants including, among other things, limitations on the Company's ability to incur other indebtedness, pay distributions, engage in transactions with affiliates, sell assets and engage in mergers and consolidations and certain acquisitions. If the Company fails to comply with these covenants, the holders of the Notes will be able to accelerate the maturity of the applicable indebtedness.


Acquisition and Development Risks

         The Company intends to continue acquiring and developing office properties in markets where it believes that such acquisition or development is consistent with the business strategies of the Company. Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired property up to standards established for the market position intended for that property will prove inaccurate, as well as general investment risks associated with any new real estate investment. See "Real Estate Investment Risks" above. New office development also is subject to a number of risks, including, but not limited to, construction delays or cost overruns that may increase project costs, financing risks as described above, the failure to meet anticipated occupancy or rent levels, failure to receive required zoning, occupancy and other governmental permits and authorizations and changes in applicable zoning and land use laws, which may result in the incurrence of development costs in connection with projects that are not pursued to completion. In addition, because the Company must distribute 95% of its taxable income in order to maintain its qualification as a REIT, the Company anticipates that new acquisitions and developments will be financed primarily through periodic equity and debt offerings, lines of credit or other forms of secured or unsecured financing. If permanent debt or equity financing is not available on acceptable terms, further acquisitions or development activities may be curtailed or cash available to meet debt service obligations or for distribution to stockholders may be adversely affected.

Change in Business Strategy; Risks Associated with Acquisition of Substantial Number of New Properties


         In late 1995, the Company shifted its emphasis from downtown Washington, D.C. properties toward a more national business strategy, focusing primarily on office properties in suburban growth markets across the United States. This change represents a significant shift in the business strategy of the Company. Although the Board believes that such a shift in strategy was warranted in light of the opportunities available to the Company, there is no assurance that the Company's efforts to implement its national business strategy will continue to be successful. Consistent with the Company's strategy of acquiring office properties in suburban growth markets, the Company significantly expanded its portfolio of office properties in 1996 and has continued to do so through the date of this Prospectus. These properties have a relatively short operating history under the Company's management and they may have characteristics or deficiencies unknown to the Company affecting their valuation or revenue potential.

Substantial Ownership of Common Stock

         As of September 30, 1997, SC-USREALTY owned 42.6% of the outstanding shares of the Company's Common Stock (38.2% of the Common Stock on a fully-diluted basis), and SC-USREALTY has the right to nominate a proportionate number of the directors of the Board based upon its ownership of stock on a fully-diluted basis, rounded down to the nearest whole number (but in no event more than 40% of the directors). As a result, SC-USREALTY is the largest single stockholder of the Company, and no other stockholder is permitted to own more than 5% of the Company's Common Stock, subject to certain exceptions set forth in the Articles of Incorporation or approved by the Board. Although certain standstill provisions preclude SC-USREALTY from increasing its percentage interest in the Company above 45% until at least April 30, 2001 (subject to certain exceptions) and the Articles of Incorporation preclude SC-USREALTY from increasing such percentage interest thereafter, and SC-USREALTY agreed to certain limitations on its voting rights with respect to its shares of Common Stock, SC-USREALTY nonetheless has a substantial influence over the affairs of the Company.

Limitations on Corporate Actions

         In conjunction with the transaction in which SC-USREALTY acquired its initial interest in the Company, the Company agreed to certain limitations on its operations, including restrictions relating to incurrence of additional indebtedness, retention of third-party managers for the Company's properties, investments in properties other than office buildings, issuances of limited partnership interests ("CRLP Units") of Carr Realty, L.P., a partnership that owns certain of the Company's properties, and certain other matters. The Company may take actions relating to these matters only with the consent of SC-USREALTY. In addition, the Company is contractually obligated to abide by certain limitations on the amount of assets that it owns indirectly through other entities and the manner in which it conducts its business (including the types of assets that it can acquire and own and the manner in which such assets are operated). These limitations (which were designed to permit SC-USREALTY to comply with certain requirements of the Internal Revenue Code of 1986, as amended (the "Code"), applicable to foreign corporations with U.S. shareholders) limit the flexibility of the Company to structure transactions that might otherwise be advantageous to the Company, and may impair the Company's ability to conduct its business in the future.

Conflicts of Interest

         Certain members of the Company's board of directors (the "Board") and officers of the Company own CRLP Units and, thus, may have interests that conflict with stockholders of the Company with respect to business decisions affecting the Company and Carr Realty, L.P. In particular, a holder of CRLP Units may suffer different and/or more adverse tax consequences than the Company upon the sale or refinancing of some of the properties owned by Carr Realty, L.P. as a result of unrealized gain attributable to certain properties. These CRLP Unit holders and the Company, therefore, may have different objectives regarding the appropriate pricing and timing of a sale or refinancing of properties. Although the Company, as the sole general partner of Carr Realty, L.P., has the exclusive authority to determine whether and on what terms to sell or refinance an individual property, these CRLP Unit holders might seek to influence the Company not to sell or refinance a property, even though such a sale might otherwise be financially advantageous to the Company, or may seek to influence the Company to refinance a property with a higher level of debt than would be in the best interests of the Company. Although the Company believes that the change in 1996 in its operational structure from an "UPREIT" to a "DownREIT" has and should continue to reduce, over time, these potential conflicts of interest, assets will continue to be owned by Carr Realty, L.P., diminishing the effects of this structural modification.

Management, Leasing and Brokerage Risks

         The Company is subject to the risks associated with the property management, leasing and brokerage businesses. These risks include the risk that management contracts or service agreements with third-party owners will be lost to competitors, that a property will be sold and the Company will lose the contract, that contracts will not be renewed upon expiration or will not be renewed on terms consistent with current terms and that leasing and brokerage activity generally may decline. Each of these developments could adversely affect the ability of the Company to make debt service payments or expected distributions to stockholders.

Lack of Voting Control of Operating Subsidiaries

         The Company does not have voting control of Carr Real Estate Services, Inc. ("Carr Services, Inc."), CarrAmerica Development & Construction, Inc. ("CarrAmerica Development & Construction") or OmniOffices, Inc., and may acquire economic interests in similarly structured companies in the future (collectively, the "Operating Subsidiaries"). Carr Services, Inc., which conducts primarily fee-based management and leasing, has capital stock which is divided into two classes: voting common stock, approximately 92% and 8% of which is held by OCCO and Carr Realty, L.P., respectively; and nonvoting common stock, approximately 95% and 5% of which is held by Carr Realty, L.P. and OCCO, respectively. OCCO, as the holder of 92% of the voting common stock, has the ability to elect the board of directors of Carr Services, Inc. CarrAmerica Development & Construction, which conducts primarily fee-based development, has capital stock which is divided into two classes: voting common stock, 99% and 1% of which is held by OCCO and the Company, respectively; and nonvoting common stock, 96% and 4% of which is held by the Company and OCCO, respectively. OCCO, as the holder of 99% of the voting common stock, has the ability to elect the board of directors of CarrAmerica Development & Construction. Oliver T. Carr, Jr., who is Chairman of the Board and a significant stockholder of the Company, beneficially owns a majority of the voting stock of OCCO, which controls the election of directors of Carr Services, Inc. and CarrAmerica Development & Construction. OmniOffices, Inc., which conducts executive suites rentals and fee based services, has capital stock which is divided into two classes: voting common stock and nonvoting common stock. The voting stock is owned 17% by OCCO, 35% by SC-US REALTY and 48% by an entity comprised of the six executive officers of the Company. The nonvoting stock is 100% owned by the Company. Each of the three voting stockholders may appoint one member to the board of directors of OmniOffices, Inc. The remaining three seats on the board of directors are determined by the majority vote of the stockholders which is not controlled by any one stockholder.

         Although neither the right of Carr Realty, L.P. or the Company, as applicable, to receive distributions with respect to its equity interests in the Operating Subsidiaries nor the terms of the promissory notes made by each of the Operating Subsidiaries and held by Carr Realty, L.P. or the Company, as applicable, can be changed by the holder of the majority of the voting common stock, the Company will not be able to elect directors of each of the Operating Subsidiaries, and its ability to influence the day-to-day decisions of the Operating Subsidiaries is limited. As a result, the board of directors and management of each of the Operating Subsidiaries may implement business policies or decisions that might not have been implemented by persons elected by the Company and that are adverse to the interests of the Company or that lead to adverse financial results, which could adversely impact the Company's operating income and funds from operations. Specifically, the Operating Subsidiaries may implement business policies or decisions which may result in a breach of certain covenants of the Company under the Indenture (as defined below) or an "Event of Default" with respect to the Notes under the Indenture. See "Description of Notes."

Changes in Policies

         The major policies of the Company, including its policies with respect to development, acquisitions, financing, growth, operations, debt capitalization and distributions, are determined by its Board. The Board may amend or revise these and other policies from time to time without a vote of the stockholders of the Company. A change in these policies could adversely affect the Company's financial condition, results of operations, funds available for distributions to stockholders, debt service or the market price of the Notes. The Company cannot change its policy of seeking to maintain its qualification as a REIT without the approval of the holders of a majority of its Common Stock.

Certain Tax Risks

         Tax Liabilities as a Consequence of the Failure to Qualify as a REIT. The Company believes that it has operated so as to qualify and has qualified as a REIT under the Code, commencing with its taxable year ended December 31, 1993, and intends to continue to so operate. No assurance, however, can be given that the Company has so qualified or will be able to remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions as to which there are only limited judicial and administrative interpretations. Certain facts and circumstances that may be wholly beyond the Company's control may affect its ability to qualify or to continue to qualify as a REIT. In addition, no assurance can be given that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to the Company's qualification as a REIT or the federal income tax consequences of such qualification to the Company. If the Company fails to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates and it will not be entitled to a deduction for dividends paid to its stockholders. In addition, unless entitled to relief under certain statutory provisions, the Company would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax incurred in such event would significantly reduce the cash flow available to meet debt service obligations.

         REIT Distribution Requirements and Potential Impact of Borrowings. To obtain the favorable tax treatment associated with qualifying as a REIT under the Code, the Company generally is required each year to distribute to its shareholders at least 95% of its real estate investment trust taxable income. In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its real estate investment trust taxable income from prior years that is not deemed to have been distributed under the Code. Differences in timing between the receipt of income, the payment of expenses and the inclusion of such income and the deduction of such expenses in arriving at taxable income (of the Company or its subsidiaries), or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments, could require the Company, directly or through its subsidiaries, to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. In such instances, the Company might need to borrow funds in order to avoid adverse tax consequences even if manage-ment believed that then prevailing market conditions were not generally favorable for such borrowings.

         Other Tax Liabilities. Even if the Company qualifies as a REIT, the Company and certain of its subsidiaries will be subject to certain federal, state and local taxes on its income and property.

         Consequences of Failure of the Guarantor, Carr Realty, L.P. or other Partnerships to be Treated as a Partnership. The Company believes that the Guarantor, Carr Realty, L.P. and each other partnership and limited liability company in which it holds an interest are properly treated as partnerships for federal income tax purposes. If the Internal Revenue Service (the "IRS") were to challenge successfully the tax status of the Guarantor or Carr Realty, L.P., or any other partnership or limited liability company in which the Company holds an interest, as a partnership for federal income tax purposes, the Guarantor, Carr Realty, L.P. or the affected partnership or limited liability company would be taxable as a corporation. In such event, since the value of the Company's ownership interest in each of the Guarantor and Carr Realty, L.P. exceeds, and the value of the Company's ownership interest in each affected partnership could exceed, 5% of the Company's assets, the Company could cease to qualify as a REIT. In addition, the imposition of a corporate tax on the Guarantor, Carr Realty, L.P. or any of the other partnerships or limited liability companies in which the Company holds an interest would reduce the amount of funds available to meet debt service obligations.

Restrictions on Acquisition and Change in Control

         Various provisions of the Company's Articles of Incorporation restrict the possibility for an acquisition or change in control of the Company, even if the acquisition or change in control were in its stockholders' interest, including limits on the ownership of shares of capital stock of the Company, staggered terms of the Company's directors and the ability of the Board to authorize the issuance of preferred stock without stockholder approval.

                               THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes


         Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Issuers will accept for exchange Old Notes that are validly tendered on or before the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New York City time, on December [ ], 1997; provided, however, that if the Issuers, in their sole discretion, have extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.


         As of the date of this Prospectus, $275,000,000 aggregate principal amount of the Old Notes was outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about the date set forth on the cover page to all holders of Old Notes at the addresses set forth in the security register with respect to Old Notes maintained by the Trustee. The Issuers' obligation to accept Old Notes for exchange in the Exchange Offer is subject to certain conditions as set forth under "Certain Conditions to the Exchange Offer" below.


         The Issuers expressly reserve the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance of any Old Notes, by giving oral or written notice of such extension to the Exchange Agent (as defined below) and notice of such extension to the holders as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Issuers. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holders thereof as promptly as practicable after the expiration or termination of the Exchange Offer. The Issuers also expressly reserve the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "Certain Conditions to the Exchange Offer." The Issuers will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

         Holders of Old Notes do not have any appraisal or dissenters' rights under the Maryland General Corporation Law, the Delaware Revised Uniform Limited Partnership Act or the Indenture in connection with the Exchange Offer. The Issuers intend to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

Procedures for Tendering Old Notes

         Except as set forth below, in order for Old Notes to be validly tendered in the Exchange Offer, Banker's Trust Company (the "Exchange Agent") must receive a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or an Agent's Message (as defined in the next paragraph), together with any required signature guarantees and other required documents, at one of the addresses set forth below under "Exchange Agent" on or before the Expiration Date. In addition, either (i) the Exchange Agent must receive the certificates for such Old Notes, (ii) such Old Notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation, including an Agent's Message if the tendering holder has not delivered a Letter of Transmittal, must be received by the Exchange Agent, in each case on or before the Expiration Date, or (iii) the guaranteed delivery procedures described below must be complied with. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF EACH HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY OR THE GUARANTOR.

         The term "Agent's Message" means a message transmitted by the Depository Trust Company ("DTC") to, and received by, the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the tendering participant, which acknowledgement states that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce the Letter of Transmittal against such particpant.


         Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of a firm or other entity identified in SEC Rule 17Ad-15 as an "eligible guarantor institution," including (as such terms are defined therein), (i) a bank; (ii) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings association that is a participant in a Securities Transfer Association (an "Eligible Institution"). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by an Eligible Institution. If Old Notes are registered in the name of a person other than the person signing the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed, or be accompanied, by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Issuers in their sole discretion, duly executed by the registered holder and signed exactly as the name or names of the registered holder or holders appear on the Old Notes and with any signature thereon guaranteed by an Eligible Institution.


         All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Issuers in their sole discretion, which determination shall be final and binding. The Issuers reserve the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes the acceptance of which might, in the judgment of the Issuers or their counsel, be unlawful. The Issuers also reserve the absolute right in their sole discretion to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Issuers shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tenders of Old Notes for exchange must be cured within such reasonable period of time as the Issuers determine. Neither the Issuers, the Exchange Agent nor any other person is under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor will any of them incur any liability for failure to give such notification.

         If the Letter of Transmittal or any Old Notes or separate written instruments of transfer or exchange are signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by the Issuers, submit proper evidence satisfactory to the Issuers of the person's authority to so act.


         By tendering, each holder will represent to the Issuers that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, (ii) neither the holder nor any other person has an arrangement or understanding with any person to participate in a distribution of such New Notes, (iii) if the holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, neither the holder nor any other person is engaged in or intends to participate in a distribution of such New Notes and (iv) neither the holder nor any other person is an "affiliate," as defined under Rule 405 of the Securities Act, of either of the Issuers. If the tendering holder is a broker-dealer (whether or not it is also an "affiliate") that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, the holder will not be deemed to admit that it is an "Underwriter" within the meaning of the Securities Act.


Book-Entry Transfer

         Any financial institution that is a participant in the DTC system may utilize DTC's Automated Tender Offer Program ("ATOP") to tender Old Notes. The Exchange Agent will make a request to establish a book-entry transfer facility at DTC for purposes of the Exchange Offer promptly after the date of this Prospectus. Financial institution participants in DTC's system may make book-entry delivery of Old Notes by causing the book-entry transfer facility to transfer such Old Notes into the Exchange Agent's account in accordance with the book-entry transfer facility's ATOP procedures for transfer. The exchange for the Old Notes so tendered will only be made, however, after timely confirmation of such book-entry transfer of Old Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message and any other documents required by the Letter of Transmittal.

Guaranteed Delivery Procedures

         If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) on or before the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Issuers (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates of all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.


Withdrawal Rights

         Tenders of Old Notes may be withdrawn at any time before the Expiration Date.

         For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person who tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), include a statement that such holder is withdrawing its election to have such Old Notes exchanged and the name of the registered holder of such Old Notes, and must be signed by the holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Issuers that the person withdrawing the tender has succeeded to the beneficial ownership of the Old Notes being withdrawn. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, before the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Issuers, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the book-entry transfer facility in accordance with the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such book-entry transfer facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "Procedures for Tendering" above at any time on or before the Expiration Date.


Acceptance of Old Notes for Exchange; Delivery of New Notes

         Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Issuers will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Issuers will be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Issuers have given oral or written notice thereof to the Exchange Agent.


         In all cases, delivery of New Notes in exchange for Old Notes that are tendered and accepted for exchange in the Exchange Offer will be made only after timely receipt by the Exchange Agent of (i) Old Notes or a book-entry confirmation of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC, (ii) a Letter of Transmittal (or facsimile thereof) or Agent's Message in lieu thereof, properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if certificates representing Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfers into the Exchange Agent's account at the book-entry transfer facility in accordance with the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such book-entry transfer facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

Certain Conditions to the Exchange Offer

         Notwithstanding any other provisions of the Exchange Offer, the Issuers will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, such acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

         The foregoing condition is for the sole benefit of the Issuers and may be asserted by the Issuers regardless of the circumstances giving rise to such condition or may be waived by the Issuers in whole or in part at any time and from time to time in their sole discretion. The failure by the Issuers at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

         In addition, the Issuers will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order is threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

Exchange Agent

         Bankers Trust Company has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:

                  Deliver to:

                  BANKERS TRUST COMPANY, EXCHANGE AGENT

                  By Mail:

                           BT Services Tennessee, Inc.
                           P.O. Box 292737
                           Nashville, Tennessee 37229-2737
                           (registered or certified mail recommended)

                  By Hand:

                           Bankers Trust Company
                           Corporate Trust & Agency Group
                           Receipt & Delivery Window
                           123 Washington Street, 1st Floor
                           New York, New York 10006

                  By Overnight Courier:

                           BT Services Tennessee, Inc.
                           Corporate Trust & Agency Group
                           Reorganization Group
                           648 Grassmere Park Road
                           Nashville, Tennessee 37211

                  By Facsimile:

                           (615) 835-3701 (Confirm by Telephone: (615) 835-3572)

         DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses


         The principal solicitation of acceptances of the Exchange Offer is being made by mail; however, additional solicitations may be made by telegraph, telephone or in person by officers and regular employees of the Issuers and their affiliates. No additional compensation will be paid to any such officers and employees who engage in soliciting tenders. The Issuers will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Issuers, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.


         The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Issuers.

Transfer Taxes


         Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Issuers to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.


Consequences of Failure to Exchange



         Holders of Old Notes who do not exchange their Old Notes for New Notes in the Exchange Offer will continue to be subject to the restrictions on transfer of the Old Notes as set forth in the legend thereon and, except in certain limited circumstances, will no longer have any registration rights with respect to the Old Notes. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Issuers do not intend to register the Old Notes under the Securities Act or any state securities laws. The Issuers believe that, based upon positions taken by the staff of the SEC, the New Notes issued in the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by each holder thereof (other than a broker-dealer, as set forth below, and any such holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder's New Notes are acquired in the ordinary course of the holder's business and the holder has no arrangement or understanding with any person to participate in a distribution of such New Notes. If any holder has any arrangement or understanding with respect to a distribution of the New Notes to be acquired in Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in any such jurisdiction or an exemption from registration or qualification is available and the terms and conditions of the exemption are satisfied. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any jurisdiction.

                              DESCRIPTION OF NOTES

         The Old Notes have been issued, and the New Notes will be issued, under the Indenture, which is an agreement among the Company, the Guarantor and the Trustee. A copy of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indenture and the Notes are summaries of certain provisions thereof, do not purport to be complete and are subject to, and qualified in their entirety by reference to, all provisions of the Indenture and the Notes. Capitalized terms used but not defined herein have the respective meanings set forth in the Indenture. As used under this heading, the term "Company" means CarrAmerica Realty Corporation and not any of its subsidiaries unless otherwise expressly stated or the context otherwise requires.

General

         The Notes constitute two series for purposes of the Indenture. The Seven-Year Notes are limited to an aggregate principal amount of $150,000,000, and the Ten-Year Notes are limited to an aggregate principal amount of $125,000,000. The Notes are direct, senior unsecured obligations of the Company and rank equally with each other and with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes are effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of the Company's Subsidiaries. Accordingly, this prior indebtedness would have to be satisfied in full before holders of the Notes would be able to realize any value from encumbered properties or properties held by Subsidiaries (as defined below).




         As of September 30, 1997, after giving effect to the original sale of the Old Notes and the application of the proceeds from that sale, the Company had approximately $983 million of outstanding indebtedness, of which approximately $575 million was secured by properties owned directly or indirectly by the Company. The Company may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "--Certain Covenants--Limitations on Incurrence of Indebtedness."



         The Notes are guaranteed as to principal, premium, if any, and interest by the Guarantor, as described below under "Note Guarantees."

         The Notes may only be issued in fully registered form in minimum denominations of $1,000 and integral multiples thereof.

Principal and Interest

         The Seven-Year Notes bear interest at 7.20% per annum and will mature on July 1, 2004; the Ten-Year Notes bear interest at 7.375% per annum and will mature on July 1, 2007. The Notes bear interest from their respective original dates of issue or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on January 1 and July 1 of each year, commencing on January 1, 1998 (each, an "Interest Payment Date"), to the persons in whose name the applicable Notes are registered in the Security Register on the preceding December 15 or June 15 (whether or not a Business Day, as defined below), as the case may be (each, a "Regular Record Date"). Interest on the Notes is computed on the basis of a 360-day year of twelve 30-day months.


         The New Notes will bear interest from their date of issuance. The Company will issue the New Notes promptly after expiration of the Exchange Offer and acceptance of the Old Notes tendered for the New Notes. Holders of Old Notes whose Old Notes are accepted for exchange will receive interest on such Old Notes accrued from July 1, 1997, the date of issuance of the Old Notes, to the date of issuance of the New Notes, with such interest payable with the first interest payment on the New Notes. Consequently, holders who exchange their Old Notes for New Notes will receive the same interest payment on January 1, 1998 (the first interest payment date with respect to the Old Notes and the New Notes) that they would have received had they not accepted the Exchange Offer.

         If any Interest Payment Date or Stated Maturity falls on a day that is not a Business Day, the required payment is to be made on the next Business Day as if it were made on the date the payment was due and no interest will accrue on the amount so payable for the period from and after the Interest Payment Date or the Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banks in the City of New York or in the City of Chicago are required or authorized by law, regulation or executive order to close.

         The Notes are payable at the corporate trust office or agency maintained for that purpose in the City of New York, New York, or elsewhere as provided in the Indenture (the "Paying Agent"), provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register or by wire transfer of funds to that person at an account maintained within the United States.

Certain Covenants

         Under the Indenture, neither the Company nor any Subsidiary may incur any Indebtedness (as defined below) if, immediately after giving effect to the incurrence of that additional Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all outstanding Indebtedness of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (without duplication) (i) the Total Assets (as defined below) of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if the filing is not permitted under the Exchange Act, with the Trustee) before the incurrence of the additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Company or any Subsidiary since the end of the calendar quarter, including those proceeds obtained in connection with the incurrence of the additional Indebtedness.

         In addition to the foregoing limitation on the incurrence of Indebtedness, neither the Company nor any Subsidiary may incur any Indebtedness secured by any Encumbrance upon any of the property of the Company or any Subsidiary if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all outstanding Indebtedness of the Company and its Subsidiaries on a consolidated basis which is secured by any Encumbrance on property of the Company or any Subsidiary is greater than 40% of the sum of (without duplication) (i) the Total Assets of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if the filing is not permitted under the Exchange Act, with the Trustee) before the incurrence of the additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Company or any Subsidiary since the end of the calendar quarter, including those proceeds obtained in connection with the incurrence of the additional Indebtedness.

         The Company and its Subsidiaries may not at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness (as defined below) of the Company and its Subsidiaries on a consolidated basis.

         In addition to the foregoing limitations on the incurrence of Indebtedness, neither the Company nor any Subsidiary may incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended before the date on which the additional Indebtedness is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) the Indebtedness and any other Indebtedness incurred by the Company and its Subsidiaries since the first day of the four-quarter period and the application of the proceeds therefrom, including Indebtedness to refinance other Indebtedness, had occurred at the beginning of the period, (ii) the repayment or retirement of any other Indebtedness by the Company and its Subsidiaries since the first day of the four-quarter period had been repaid or retired at the beginning of that period (except that, in making the computation, the amount of Indebtedness under any revolving credit facility is to be computed based upon the average daily balance of the Indebtedness during that period), (iii) in the case of Acquired Indebtedness (as defined below) or Indebtedness incurred in connection with any acquisition since the first day of the four-quarter period, the related acquisition had occurred as of the first day of the period with the appropriate adjustments with respect to the acquisition being included in the pro forma calculation, and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of the four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, the acquisition or disposition and any related repayment of Indebtedness had occurred as of the first day of the period with the appropriate adjustments with respect to the acquisition or disposition being included in the pro forma calculation.

         As used herein, and in the Indenture:

         "Acquired Indebtedness" means Indebtedness of a person (i) existing at the time the person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from the person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, the person becoming a Subsidiary or that acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.

         "Annual Service Charge" for any period means the aggregate interest expense for the period in respect of, and the amortization during the period of any original issue discount of, Indebtedness of the Company and its Subsidiaries and the amount of dividends which are payable during the period in respect of any Disqualified Stock.

         "Capital Stock" means, with respect to any person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of the person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

         "Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest expense on Indebtedness of the Company and its Subsidiaries; (ii) provision for taxes of the Company and its Subsidiaries based on income; (iii) amortization of debt discount; (iv) provisions for gains and losses on properties and property depreciation and amortization; (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for the period; and (vi) amortization of deferred charges.

         "Disqualified Stock" means, with respect to any person, any Capital Stock of the person which by the terms of that Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), (ii) is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of that person, be paid in Capital Stock which is not Disqualified Stock), in each case on or before the Stated Maturity of the Notes; provided, however, that equity interests whose holders have (or will have after the expiration of an initial holding period) the right to have such equity interests redeemed for cash in an amount determined by the value of the Common Stock (including, without limitation, certain equity interests in the Guarantor and Carr Realty, L.P.) do not constitute Disqualified Stock.

         "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items, and property valuation losses, net, as reflected in the financial statements of the Company and its Subsidiaries for the period determined on a consolidated basis in accordance with GAAP.

         "Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind, except any mortgage, lien, charge, pledge or security interest of any kind which secures debt of the Guarantor owed to the Company.

         "Indebtedness" of the Company or any Subsidiary means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or indebtedness evidenced by bonds, notes, debentures or similar instruments, (ii) borrowed money or indebtedness evidenced by bonds, notes, debentures or similar instruments secured by any Encumbrance existing on property owned by the Company or any Subsidiary, (iii) reimbursement obligations in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, and (v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through (iv) above, that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation of the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another person (other than the Company or any Subsidiary) (it being understood that Indebtedness shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or the Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

         "Subsidiary" means a corporation, partnership or other entity a majority of the voting power of the voting equity securities or the outstanding equity interests of which are owned, directly or indirectly, by the Company or by one or more other Subsidiaries of the Company. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

         "Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined in accordance with GAAP (but excluding intangibles).

         "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and (ii) all other assets of the Company and its Subsidiaries not subject to an Encumbrance for borrowed money determined in accordance with GAAP (but excluding intangibles).

         "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on that date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

         "Unsecured Indebtedness" means Indebtedness which is not secured by any Encumbrance upon any of the properties of the Company or any Subsidiary.

         The Indenture also contains certain other covenants which require the Company to maintain its corporate existence, maintain the condition of the Company's material properties and insurance on properties against loss or damage, pay or discharge all taxes, assessments, charges and claims, provide certain financial information to holders of the Notes and limit the ability of each of the Company and the Guarantor to merge, consolidate or convey all or substantially all of their assets.

Optional Redemption

         The Notes may be redeemed at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus (ii) accrued interest thereon to the redemption date plus (iii) the Make-Whole Amount (as defined below), if any, with respect to those Notes (the "Redemption Price").

         If notice has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in the notice, the Notes will cease to bear interest on the date fixed for the redemption specified in the notice and the only right of the holders of the Notes will be to receive payment of the Redemption Price.

         Notice of any optional redemption of any Notes is to be given to holders of the Notes at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days before the date fixed for redemption. The notice of redemption is required to specify, among other items, the Redemption Price and the principal amount of the Notes held by the holder to be redeemed.

         If less than all of the Notes are to be redeemed at the option of the Company, the Company must notify the Trustee at least 45 days before the giving of the notice of redemption to the holders of the Notes (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee is required to select, in such manner as it deems fair and appropriate, Notes to be redeemed in part. Notes may be redeemed, in part, in the minimum authorized denomination for Notes or in any integral multiple thereof.

         "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of the redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of the dollar if the redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, the principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date the notice of redemption is given or declaration of acceleration is made) from the respective dates on which the principal and interest would have been payable if the redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

         "Reinvestment Rate" means 0.25% (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity of the applicable Notes, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to that maturity, yields for the two published maturities most closely corresponding to that maturity are to be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate is to be interpolated or extrapolated from those yields on a straight-line basis, rounding in each of the relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published before the date of determination of the Make-Whole Amount is to be used.

         "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if the statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by the Company.

Global Securities

         The Notes may be issued in fully-registered form only.

         Each series of the New Notes will be evidenced by one or more global Notes (the "Global Securities"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of Cede & Co. ("Cede"), as DTC's nominee.

         Holders of the New Notes who are not participants in DTC ("Participants") may beneficially own interests in a Global Security held by DTC only through Participants, including certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, and have indirect access to the DTC system ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of any Global Security, Cede for all purposes will be considered the sole holder of such Global Security. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holder thereof.

         Neither the Issuers nor the Trustee (nor any registrar or paying agent) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants whose accounts are credited with DTC interests in a Global Security.

         DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among Participants in deposited securities through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corpora-tions and certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. The rules applicable to DTC and its Participants are on file with the SEC.

         Purchases of Notes under the DTC system must be made by or through Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note (a "Beneficial Owner") is in turn to be recorded on the Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

         The deposit of Notes with DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

         The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Global Security.

         Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

         Principal and interest payments on the Notes will be made to DTC by wire transfer of immediately available funds. DTC's practice is to credit Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC or the Issuers, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Guarantor, as the case may be, disbursement of such payments to Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Participants and Indirect Participants. Neither the Issuers nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company. In the event that DTC notifies the Company that it is unwilling or unable to continue as depository for any Global Security or if at any time DTC ceases to be a clearing agency registered as such under the Exchange Act when DTC is required to be so registered to act as such depository and no successor depository shall have been appointed within 90 days of such notification or of the Company becoming aware of DTC's ceasing to be so registered, as the case may be, certificates for the relevant Notes will be printed and delivered in exchange for interests in such Global Security. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for relevant Notes registered in such names as DTC shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants with respect to ownership of beneficial interests in such Global Security.

         The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificates representing the Notes will be printed and delivered.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Issuers believe to be reliable, but the Issuers do not take responsibility for the accuracy thereof.

Events of Default

         The Indenture provides that the following events are "Events of Default" with respect to the Notes: (a) default for 30 days in the payment of any interest due and payable on any Notes; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Notes when due and payable; (c) (i) default in the performance, or breach, of any other covenant or warranty of the Company or the Guarantor contained in the Indenture with respect to the Notes, or (ii) the failure by any Subsidiary to comply with the provisions of the covenants described under "Certain Covenants--Limitations on Incurrence of Indebtedness" above, in each case, continued for 60 days after written notice as provided in the Indenture; (d) default under any bond, debenture, note, or other evidence of indebtedness for money borrowed by the Company or any of its Subsidiaries (including obligations under leases required to be capitalized on the balance sheet of the lessee under GAAP) representing recourse indebtedness or indebtedness guaranteed by such party in an aggregate principal amount in excess of $5,000,000, or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its Subsidiaries (including the leases) representing recourse indebtedness or indebtedness guaranteed by such party in an aggregate principal amount in excess of $5,000,000, whether the indebtedness existed at the date of the Indenture or was created afterwards, which default shall have resulted in the indebtedness becoming or being declared due and payable before the date on which it would otherwise have become due and payable, or the obligations being accelerated, without the acceleration having been rescinded or annulled; and (e) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of the property of the Company or any Significant Subsidiary. The Term "Significant Subsidiary" has the meaning ascribed to the term in Regulation S-X promulgated by the SEC under the Securities Act.



         If an Event of Default described in clause (e) above relating to the Company or any Significant Subsidiary occurs, the principal amount of, and the Make-Whole Amount (if any) on, all outstanding Notes will become due and payable without any declaration or other act on the part of the Trustee of the holders.


Defeasance and Covenant Defeasance

         The Company may discharge any and all of its obligations to holders of the Notes at any time ("defeasance"), but may not thereby avoid its duty to register the transfer or exchange of the Notes, to replace any temporary, mutilated, destroyed, lost or stolen Notes or to maintain an office or agency in respect of the Notes. The Company may instead be released from the obligations imposed by certain provisions of the Indenture (which contain the covenants described above limiting incurrence of indebtedness and other matters) and omit to comply with such provisions without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things: (i) the Company irrevocably deposits with the Trustee cash or Government Obligations (as defined in the Indenture), as trust funds, an amount certified to be sufficient to pay at maturity (or upon redemption) the principal, premium, if any, and interest on the outstanding

Notes and (ii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of the Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter such holders' United States federal income tax treatment of principal, premium and interest payments on the Notes. In the case of a defeasance, such opinion must be based on a ruling of the IRS or a change in United States federal income tax law occurring after the date of the Indenture, since such a result would not occur under current tax law.

No Personal Liability of Shareholders, Officers or Directors

         The Indenture provides that no recourse may be had against any past, present or future shareholder, officer or director of the Company, the Guarantor or any successor entity under or upon any obligation, covenant or agreement contained in the Indenture or in any Note, or because of any indebtedness evidenced thereby.

Note Guarantees

         The Notes are guaranteed irrevocably and unconditionally as to principal, premium, if any, and interest by the Guarantor, as described below under "The Note Guarantees."

Same-Day Settlement and Payment

         All payments of principal and interest in respect of Notes in the form of Global Securities will be made by the Company in immediately available funds.

         Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, Notes represented by a Global Security will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in such Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Governing Law

         The Indenture is governed by and is to be construed in accordance with the laws of the State of New York.

                                 NOTE GUARANTEES

         The Notes are guaranteed irrevocably and unconditionally as to principal, premium, if any, and interest by the Guarantor. If the Company defaults in the payment of the principal of or premium or interest on the Notes when and as the same becomes due, whether upon maturity, acceleration, call for redemption, or otherwise, the Guarantor is required promptly to make such payment in full, without the necessity of action by the Trustee or any holder. The Indenture provides that the Guarantor is to be released from its obligations as guarantor under the Notes under certain circumstances. The obligations of the Guarantor under its guarantee will be limited so as to avoid their performance being considered a fraudulent conveyance under applicable law.


         The Guarantor is a partnership in which the Company indirectly serves as sole general partner and owned, as of September 30, 1997, approximately 87.7% of the partnership interests.

         The Note Guarantees are unsecured obligations of the Guarantor, and are effectively subordinated to mortgage and other secured indebtedness of the Guarantor. See "Capitalization--Debt Financing."

         The Guarantor was organized in March 1996. Its activities include the acquisition, development, ownership and operation of office properties, primarily in select suburban growth markets across the United States. The Guarantor's portfolio, as of October 31, 1997 consisted of (i) 47 operating properties containing approximately 4.0 million square feet of office space located in Austin, Texas, Southeast Denver, suburban Dallas, suburban Salt Lake City, suburban Chicago, Northern California and Southern California, (ii) four projects under construction that will contain approximately 414,000 square foot of office space, and (iii) land and options to acquire land that will support the development of up to 1.2 million square feet of office space. The Guarantor's properties owned as of September 30, 1997 were 92.3% leased as of that date. Each of these properties is wholly owned by the Guarantor.

         The Guarantor is subject to the informational requirements of the Exchange Act, and files reports and other information with the SEC. See "Available Information."



         The Guarantor is capitalized through the issuance of units of limited partnership interest ("Partnership Units"). As of September 30, 1997, the partners' capital in the Guarantor was approximately $320 million. The Company indirectly serves as the sole general partner of the Guarantor by reason of its ownership of all the outstanding capital stock of the Guarantor's general partner, CarrAmerica Realty GP Holdings, Inc., a Delaware corporation ("GP Holdings"). GP Holdings owns a 1.0% general partner interest (in the form of Partnership Units) in the Guarantor. In addition, the Company, through its wholly owned subsidiary, CarrAmerica Realty LP Holdings, Inc., a Delaware corporation, owned an approximate 86.7% limited partnership interest (in the form of Partnership Units) in the Guarantor as of September 30, 1997. The remaining Partnership Units are owned by persons who received Partnership Units in connection with the contribution to the Guarantor of interests in certain Properties. The Guarantor has approximately 70 employees, including approximately 50 on-site employees.


         Generally, the Company currently acquires office properties through the Guarantor if they are located in its Austin, Texas, Southeast Denver, suburban Dallas and suburban Salt Lake City target markets. In addition, the Company currently utilizes the Guarantor as the acquisition vehicle in transactions where some or all of the sellers desire to receive consideration in the form of partnership interests rather than cash. As of October 31, 1997, such transactions have been effected in the Southeast Denver, Austin, Texas, suburban Salt Lake City, suburban Chicago and Southern California markets. The Company currently expects that future acquisitions will be effected through the Guarantor in the circumstances described above, although there can be no assurance that the Company will elect to acquire any additional office properties through the Guarantor, or that the Company will not acquire office properties through the Guarantor under different circumstances. All such decisions will be made by the Company, either directly or indirectly.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a general summary of certain U.S. federal income tax considerations applicable to the exchange of Old Notes for New Notes. This discussion is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. The discussion does not cover all aspects of federal income taxation that may be relevant to holders of the Notes, in light of their specific circumstances, particularly holders who own 10% or more of the stock of the Company or holders subject to special treatment under the federal income tax laws (such as insurance companies, financial institutions, tax exempt organizations, foreign persons and taxpayers subject to the alternative minimum tax). It also does not address state, local, foreign or other tax laws.

Exchange of Notes

         The exchange of Old Notes for New Notes in the Exchange Offer should not be treated as an "exchange" for U.S. federal income tax purposes because the New Notes should not be considered to differ materially in kind or extent from the Old Notes and because the exchange will occur by operation of the terms of the Old Notes. As a result, there should be no federal income tax consequences to holders exchanging Old Notes for New Notes in the Exchange Offer, and a holder will have the same adjusted basis and holding period in the New Notes as it had in the Old Notes immediately before the exchange.

         EACH HOLDER SHOULD CONSULT HIS OR HER TAX OWN ADVISOR IN DETERMINING THE FEDERAL, STATE, LOCAL AND ANY OTHER TAX CONSEQUENCES TO THE PARTICULAR HOLDER OF THE EXCHANGE OF OLD NOTES FOR NEW NOTES.

                                   THE COMPANY

         The Company is a publicly-traded REIT that focuses primarily on the acquisition, development, ownership and operation of suburban office properties in select suburban markets across the United States. As of October 31, 1997, the Company owned interests in 232 operating properties containing approximately
17.9 million square feet of office space, 16 projects under construction that it intends to own and operate that will contain approximately 2.7 million square feet of office space, and land and options to acquire land that will support the development of up to 4.6 million square feet of office space. The operating properties owned by the Company as of September 30, 1997 were 96.5% leased as of that date.

         The Company has maintained a strategic alliance with SC-USREALTY since November 1995. As of September 30, 1997, SC-USREALTY owned approximately 42.6% of the outstanding Common Stock of the Company (38.2% on a fully diluted basis). The Company is the exclusive strategic investment of SC-USREALTY in the commercial office property business in the United States.

         The Company and its predecessor, OCCO, have been in the real estate business in the Washington, D.C. metropolitan area for more than 35 years. In late 1995, the Company shifted its focus from downtown Washington, D.C. to a national business strategy. The Company provides a full range of real estate services through a staff of over 1,000 employees located throughout the United States.

         The Company is a Maryland corporation that was formed in July 1992. The principal executive offices of the Company are located at 1700 Pennsylvania Avenue, N.W., Washington, D.C. 20006, and its telephone number is (202) 624-7500.

Business Strategy

         The Company's primary business objective is to achieve long-term sustainable cash flow growth through a strategy of (i) acquiring, developing, owning and operating office properties primarily in suburban markets throughout the United States that exhibit strong, long-term growth characteristics and (ii) developing a national operating system that satisfies and capitalizes on the financial and operational demands of corporate office space users. The Company believes that many growth-oriented companies are relocating to and expanding in suburban locations that offer lower operating costs, greater convenience and a higher quality of life than traditional central business districts. The Company seeks to provide suburban office space that will meet the changing needs of these corporate users of office space.


         Target Markets. The Company has focused its acquisition and development activity in the Pacific, Mountain, Central and Southeast regions of the United States, regions which generally possess strong growth characteristics. Within these regions, the Company is targeting specific submarkets in which operating costs for businesses are relatively low, long-term population and job growth generally are expected to exceed the national average, large, well-educated employment pools exist, and barriers to entry exist for new supplies of office space. The Company has established a local presence in each of its existing target markets through its investment activity and through the relationships established by its experienced market officers. The Company's target markets include the following: San Francisco Bay Area; Sacramento; metropolitan Washington, D.C.; suburban Atlanta; suburban Chicago; Southeast Denver; suburban Dallas; suburban Seattle; Orange County/Los Angeles; San Diego; Austin, Texas; suburban Salt Lake City; suburban Phoenix; Florida; and suburban Portland, Oregon.

         For each identified target market, the Company has established a set of general guidelines and physical characteristics to evaluate acquisition opportunities. All investment decisions are driven by real estate research, focusing on variables such as economic base analysis, job growth and supply and demand fundamentals. The Company's goal is to become one of the major owners and operators of office space in each of its selected target markets. By achieving such critical mass, the Company believes that it will be able to better serve its customers' needs and realize certain operating efficiencies.

         Acquisitions of Operating Properties. The Company has implemented a major initiative to acquire operating properties in order to establish the operating platform for its national business strategy. Between January 1, 1996 and October 31, 1997, the Company acquired 218 operating properties containing approximately 14.5 million square feet of office space, resulting in an approximately 425% increase in the total square footage of operating properties in which the Company has a majority interest. These properties were acquired for an aggregate purchase price of approximately $1.7 billion. See "Recent Developments."

         Development Program. The Company's development program is becoming an increasingly important component of its growth strategy as a result of the influx of capital into the office property market. The Company now believes that long-term investment returns resulting from developing office properties generally will exceed those from acquiring office properties, and without the Company assuming significantly increased investment risks. The Company minimizes its development risk by employing extensively trained and experienced development personnel, by not assuming significant entitlement risk in conjunction with land acquisitions and by entering into guaranteed maximum price
(GMP) construction contracts with seasoned and credible contractors. Most importantly, the Company carefully analyzes the supply and demand characteristics of its target markets before commencing inventory development in a given market. In general, the Company will only undertake inventory development in markets with strong real estate fundamentals and then, the Company will construct prototypical office buildings attractive to a wide range of office users. Furthermore, because the Company's development projects will typically be between 125,000 and 150,000 square feet in size, these projects individually are not significant to the Company. The Company does not intend to have concentrations of inventory development exceeding 250,000 rentable square feet in any of its target markets at any given time. Although the Company has no pre-set leasing guidelines for inventory development, on average, the Company expects that its development projects, in the aggregate, at any time will be between 60% and 75% leased or committed. The Company's research-driven development program enables it to tailor its development activities in each target market, from inventory development to build-to-suit projects to holding raw land for future opportunities.

         To implement its national development program, the Company acquired a substantial economic interest in CarrAmerica Development & Construction and its experienced development staff in May 1996 and has since employed additional development professionals in the Company's market offices where development is taking place. The Company's development team currently consists of approximately 40 persons who have an average of over 15 years of experience in developing office properties across the United States. Since January 1, 1997, the Company has placed in service two development property containing approximately 290,000 rentable square feet. In addition, as of October 31, 1997, the Company had 16 other projects under construction (with an estimated development cost of $372.9 million) that it intends to own and operate. The 16 projects will contain approximately 2.7 million rentable square feet. As of October 31, 1997, these 16 projects were 60% pre-leased. See "Recent Developments--Recent Acquisitions and Development Activity."

         Investments in Land for Future Development. Owning a sufficient inventory of land for future development is critical to the Company's development program; therefore, the Company will continue to invest in land for future development. The Company's goal is to allocate approximately 5% of its invested capital to investments in land. In addition to its portfolio of operating properties and projects currently under development, the Company owned or controlled, as of October 31, 1997, 238 acres of land for future development in ten of its target markets. The Company also had, as of October 31, 1997, entered into binding agreements (subject to certain conditions) and non-binding letters of intent to acquire an additional 156 acres of land for future development in five of its target markets. No assurance can be given that any of these potential land acquisitions will be consummated. The Company believes that acquiring land to support future development provides it with a competitive advantage in responding to customers' needs for office space in markets with low vacancy rates.

         Asset Optimization. As a component of the Company's business strategy, it may sell assets that are inconsistent with its long-term strategic or return objectives or where market conditions for sale are favorable, and redeploy the proceeds into other office properties (utilizing tax-deferred exchanges where possible). Consistent with this strategy, the Company recently sold First State Bank Tower, its 2% interest in the limited partnership that owned 1575 Eye Street, N.W., Washington, D.C. and its 5% interest in the limited partnership that owns 1776 Eye Street, N.W., Washington, D.C. The Company also may consider selling additional properties or interests in properties, some of which may be significant.

         National Operating System. As part of its business strategy, the Company is implementing a national operating system to provide nationally coordinated customer service, marketing and development. The Company's national operating system consists of three components: (i) a Market Officer Group, currently consisting of ten market officers focused on developing and maintaining strong local relationships with the Company's customers and the brokerage community and identifying investment opportunities for the Company;
(ii) a National Marketing Group, which, is dedicated to marketing the Company's products and services to a targeted list of major corporate users of office space; and (iii) a National Development Group, which is responsible for developing suburban office properties, build-to-suit facilities and business parks. The Company's national operating system is designed to satisfy and capitalize on the financial and operational demands of corporate office space users. The Company believes that through its existing portfolio of operating properties, property development opportunities and land acquired for future development, the Company can generate incremental demand through the relocation and expansion needs of many of its customers, both within a target market and in multiple target markets.


Financing Strategy

         In order to meet its capital requirements at a reasonable cost, the Company will require access to diverse sources of capital, including the common and preferred stock markets, the private market for operating partnership units, and the public and private debt markets. In order to ensure access to these capital sources, the Company's financial strategy is predicated on conservative financial policies.

         Common Stock, including operating partnership units that may be redeemed for shares of Common Stock, is and will continue to be the largest component of the Company's capital structure. Since January 1996, the Company has raised more than $1.0 billion from the sale of shares of Com-mon Stock and $43.5 million from the issuance of operating partnership units. Of the total Common Stock sold since SC-USREALTY'S initial investment in the Company, SC-USREALTY has purchased $232 million, or 30.0%. The Company expects that SC-USREALTY will continue to participate in future Common Stock offerings, although it is not obligated to do so.

         To date, preferred stock has been only a small component of the Company's capital structure. As of November 7, 1997, the Company had 780,000 shares of Series A Cumulative Convertible Redeemable Preferred Stock outstanding, 8 million shares of Series B Cumulative Redeemable Preferred Stock outstanding and 6 million depositary shares of Series C Cumulative Redeemable Preferred Stock Outstanding. The Company currently does not expect that its preferred stock capitalization will exceed 20% of its total equity capitalization. See "Recent Developments--Financing Activity."

         Debt from the public and private debt markets is also a key component of the Company's capital structure. In June 1997, the Company sold the Old Notes, which are unsecured, to institutional investors for net proceeds of approximately $272 million. In formulating its debt capitalization strategy, the Company considers a number of factors, including the benefits of Company-based financings versus asset-specific financings, floating rate debt exposure, debt maturity management, coverage ratios and total debt outstanding as compared to asset values. Although the Company may from time to time assume mortgage debt in connection with property acquisitions, the Company, in accordance with its debt capitalization strategy, plans to primarily utilize Company-based financings in the form of long-term, unsecured, fixed rate bonds, rather than asset-specific mortgage financings. The maturities of bonds issued will be staggered in order to produce normalized maturities and therefore mitigate refinancing risk. For short-term debt capitalization, the Company will continue to utilize its unsecured, floating rate, revolving line of credit to provide the necessary capital for acquisitions and development. With respect to floating rate debt exposure, the Company plans to keep its average unhedged floating rate debt outstanding to an amount less than 10% of total asset value. The Company expects to continue operating with adequate debt service coverage ratios and to continue maintaining a sufficient pool of unencumbered assets to service the Company's unsecured debt.

         The Company's financing strategy may be changed from time to time by its Board of Directors without the consent of its stockholders or other securityholders.

Real Estate Services

         The Company generally provides real estate operating services for its properties. In certain circumstances, however, such as during a transitional period following the acquisition of a property, the Company may use a third-party real estate service provider. As of October 31, 1997, the Company provided its own real estate operating services for 17.5 million square feet (or 98%) of its portfolio. The Company, through certain subsidiaries, also provides fee-based real estate services for related and unrelated parties.


                                 CAPITALIZATION


         The following table sets forth the capitalization of the Company as of September 30, 1997 on an historical basis and on a pro forma basis, giving effect to (i) the acquisitions of office properties and land that the Company has consummated since September 30, 1997 and expects to consummate in the near future, (ii) sale of Preferred Stock since September 30, 1997 and (iii) the repayment of certain of the Company's outstanding indebtedness.


                                                                                       September 30, 1997
                                                                           ------------------------------------------
                                                                               Historical             Pro Forma
                                                                           -------------------    -------------------
                                                                                        (in thousands)
Mortgage Debt                                                               $   481,058             $   574,699
Lines of credit                                                                 147,000                 133,678
Senior Unsecured Notes due 2004 and 2007                                        275,000                 275,000
Other liabilities                                                                72,514                  73,088
   Total liabilities                                                            975,572               1,056,465
Minority Interest                                                                67,331                 120,444
Stockholders' equity:
Preferred Stock, $.01 par value; 15,000,000 shares authorized:
   Series A Preferred Shares, 780,000 issued and outstanding                          8                       8
   Series B Preferred Shares, 8,000,000 issued and outstanding                       80                      80
   Series C Depositary Preferred Shares, 6,000,000 issued and
     outstanding                                                                     --                      60
Common Stock, $.01 par value, 90,000,000 shares authorized;                         582                     582
     58,168,602 shares issued and outstanding;
Additional paid-in capital                                                    1,381,214               1,526,029
Cumulative dividends paid in excess of net income                               (73,770)                (68,658)
                                                                            -----------             -----------
Total stockholders' equity                                                    1,308,114               1,458,101
                                                                            -----------             -----------
Total capitalization                                                        $ 2,351,017             $ 2,635,010
                                                                            ===========             ===========

Debt Financing

         As of September 30, 1997, certain of the 232 operating office properties that were consolidated for financial statement purposes were subject to existing mortgage indebtedness in an aggregate principal amount of $481 million (encumbering 48 of such properties), and unsecured indebtedness of approximately $147 million, which bore a floating interest rate. As of September 30, 1997, the Company's fixed rate debt (comprising an aggregate principal amount of $756 million) bears an effective weighted average interest rate of 7.9% and a weighted average maturity of 6.4 years (assuming loans callable before maturity are called as early as possible).

                       RATIOS OF EARNINGS TO FIXED CHARGES

         The Company's ratio of earnings to fixed charges for the period from February 16, 1993 (commencement of operations) to December 31, 1993, for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997 were 1.75x, 1.81x, 1.91x, 1.74x, 1.74x and 2.01x, respectively. See "Summary--Summary Selected Financial Information" for pro forma information on the Company's ratios of earnings to fixed charges.


         The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (loss) before gains from sales of property and extraordinary items plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized), the amortization of debt issuance costs and rental expense deemed to represent interest expense.

                               RECENT DEVELOPMENTS

Recent Acquisitions and Development Activity

         Between July 1 and October 31, 1997 the Company acquired 23 operating properties containing approximately 1.6 million square feet of office space for an aggregate purchase price of approximately $231 million. In addition, as of October 31, 1997, the Company had 16 other projects under construction that it intends to own and operate. These 16 projects will contain approximately 2.7 million square feet of rentable office space.

         On August 25, 1997, an affiliate of the Company ("OmniOffices") acquired substantially all of the assets of OmniOffices, Inc. and its subsidiaries for an aggregate purchase price of approximately $50 million in cash. OmniOffices is one of the nation's leading providers of executive office suites to commercial customers throughout the United States, operating 28 executive suites centers located in 14 markets. The Company believes that there is significant potential for growth in this business because the demand for executive offices suites is likely to increase as corporations seek greater flexibility and alternative workplace solutions for their staffing and business plan requirements. The Company believes that this acquisition has provided OmniOffices with the operating platform necessary to expand its business and assist the Company in meeting the changing office space needs of the Company's national customers. The Company expects that OmniOffices will expand its business through development and acquisitions financed principally by the Company until such expansion can be financed through third-party financing sources. Because of limitations under the tax laws relating to REITs, OmniOffices is structured as a taxable "C" corporation in which the Company owns 95% of the economic interest, but none of the voting stock.


Financing Activity

         Since January 1997, the Company has completed two separate offerings of shares of Common Stock to the public and SC-USREALTY for aggregate net proceeds of approximately $238 million. In August 1997, the Company sold shares of preferred stock to institutional investors for net proceeds of approximately $194 million. In November 1997, the Company sold depositary shares of preferred stock for net proceeds of approximately $145 million.

                              PLAN OF DISTRIBUTION

                  Each broker-dealer that receives New Notes for its own account in the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making or other trading activities. The Issuers will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale for a period of up to 90 days after the consummation of the Exchange Offer. The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own accounts pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or in a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                  For period of 90 days after the consummation of the Exchange Offer the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

                  The Company has agreed in the Registration Rights Agreement to indemnify each broker-dealer reselling New Notes pursuant to this Prospectus, and their officers, directors and controlling persons, against certain liabilities in connection with the offer and sale of the New Notes, including liabilities under the Securities Act, or to contribute to payments that such broker-dealers may be required to make in respect thereof.

                                  LEGAL MATTERS


         The legality of the securities offered hereby will be passed upon for the Issuers by Hogan & Hartson L.L.P., Washington, D.C.


                                     EXPERTS

         The consolidated financial statements and schedule of CarrAmerica Realty Corporation and subsidiaries as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 and the financial statements and schedule of CarrAmerica Realty L.P. as of December 31, 1996 and for the period from March 6, 1996 (date of inception) to December 31, 1996, each incorporated by reference in this Prospectus, have been incorporated in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, which are also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

         The Company's officers and directors are and will be indemnified under Maryland and Delaware law, the charter and by-laws of the Company, the partnership agreement of Carr Realty, L.P. and the partnership agreement of the Guarantor.

         The charter and by-laws of the Company require the Company, to the fullest extent permitted by Section 2-418 of the Maryland General Corporation Law (the "MGCL") as in effect from time to time, to indemnify any person who is or was, or is the personal representative of a deceased person who was, a director or officer of the Company against any judgments, penalties, fines, settlements and reasonable expenses and any other liabilities; provided that, unless applicable law otherwise requires, indemnification shall be contingent upon a determination by the Board (by a majority vote of a quorum consisting of directors who are not at the time parties to the proceeding or, if such a quorum cannot be obtained, then by a majority vote of a committee of the Board consisting solely of two or more directors who are not at the time parties to the proceeding and who were duly designated to act in the matter by a majority vote of the full Board in which the designated directors who are parties may participate) or by special legal counsel selected by the Board that indemnification is proper in the circumstances because such director or officer has met the applicable standard of conduct prescribed by Section 2-418(b) of the MGCL.

         Under Maryland law, a corporation formed in Maryland is permitted to limit, by provision in its charter, the liability of directors and officers so that no director or officer of the corporation will be liable to the corporation or to any stockholder for money damages except to the extent that (i) the director or officer actually received an improper benefit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in a proceeding that the director's or officer's action was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

         The partnership agreement of Carr Realty, L.P. also provides for indemnification of the Company and its officers and directors against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the partnership as set forth in the partnership agreement in which any indemnitee may be involved, or is threatened to be involved, unless it is established that
(i) the act or mission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnitee actually received an improper personal benefit in money, property or services, or (iii) in the case of a criminal proceeding, the indemnitee had cause to believe that the act or omission was unlawful. The termination of any proceeding by judgment, order or settlement does not create a presumption that the indemnitee did not meet the requisite standard of conduct set forth in the respective partnership agreement section on indemnification. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation before judgment creates a rebuttable presumption that the indemnitee acted in a manner contrary to that specified in the indemnification section of the partnership agreement. Any indemnification pursuant to the Carr Realty, L.P. partnership agreement may only be made out of the assets of the partnership.

         In general, the partnership agreement of the Guarantor provides for indemnification of each Indemnitee (as hereinafter defined) against any losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, settlements, and other amounts that relate to the operations of the partnership in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that: (i) the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the Indemnitee actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful. Under certain circumstances, reasonable expenses incurred by an Indemnitee who is a party to a proceeding may be paid or reimbursed by the Guarantor in advance of the final disposition of the proceeding. In general, an "Indemnitee" is (i) any person made a party to a proceeding by reason of his status as (A) the general partner (i.e., GP Holdings) or an affiliate of the general partner (e.g., CarrAmerica and LP Holdings), (B) a limited partner of the Guarantor, and (C) a director or officer of an entity described in (A), and (ii) such other persons (including affiliates of the general partner or the Guarantor) as the general partner may designate from time to time (whether before or after the event giving rise to potential liability) in its sole and absolute discretion.

         GP Holdings' officers and directors are and will be indemnified under Delaware law and the charter and bylaws of GP Holdings. The charter and bylaws of GP Holdings require GP Holdings, to the fullest extent authorized by the Delaware General Corporation Law (the "DGCL") as in effect from time to time, to indemnify any person who is or was, or is the legal representative a person who was, a director or officer of GP Holdings against any expenses, liabilities and losses, as long as the person seeking indemnification in connection with a proceeding was authorized by the board of directors of GP Holdings.

         Under Delaware law, a corporation formed in Delaware is permitted to limit, by provision in its bylaws, the liability of directors and officers so that no director or officer of GP Holdings shall be liable to GP Holdings or to any shareholder for money damages except liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit.

Item 21.  Exhibits and Financial Statement Schedules

         (a)      Exhibits

                  The exhibits to this Registration Statement are listed in the
                  Exhibit Index, which appears immediately after the signature page and is incorporated herein by this reference.

         (b)      Financial Statement Schedules

                  Independent Auditors' Report of the Company (found at page F-21 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and incorporated herein by reference)

                  Independent Auditors' Report of the Guarantor (found at page F-21 of the Guarantor's Registration Statement on Form 10 filed on October 8, 1997 and incorporated herein by reference)

                  Schedule III of the Guarantor: Real Estate and Accumulated Depreciation as of December 31, 1996 (found at page F-22 of the Guarantor's Registration Statement on Form 10 filed on October 8, 1997 and incorporated herein by reference)

                  All other schedules are omitted because they are not applicable, or because the required information is included in the financial statements of the Company or the Guarantor or notes thereto incorporated herein by reference.

         (c)      Reports, Opinions and Appraisals

                  Not Applicable.

Item 22.  Undertakings

         The undersigned registrants hereby undertake that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the annual report of a registrant pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions discussed in Item 20 or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each of the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of this Registration Statement through the date of responding to the request.

         The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

         The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrants have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in Washington, D.C., on November 10, 1997.

                                  CARRAMERICA REALTY CORPORATION,
                                      a Maryland corporation



                                  By: /s/ Brian K. Fields
                                      -----------------------------------
                                      Brian K. Fields
                                      Chief Financial Officer



                                  CARRAMERICA REALTY, L.P.,
                                      a Delaware limited partnership

                                  By: CarrAmerica Realty GP Holdings, Inc.,
                                      its general partner



                                  By: /s/ Brian K. Fields
                                      -----------------------------------
                                      Brian K. Fields
                                      Chief Financial Officer



         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below on November 10, 1997:

            Name                                        Title
            ----                                        -----

             *                         Chairman of the Board and Director of the
-----------------------------          Company
Oliver T. Carr, Jr.

             *                         President and Chief Executive Officer and
-----------------------------          Director of the Company; President
Thomas A. Carr                         (Principal Executive Officer) and
                                       Director of GP Holdings

             *                         Chief Financial Officer (Principal
-----------------------------          Financial and Accounting Officer) of the
Brian K. Fields                        Company; Chief Financial Officer
                                       (Principal Financial and Accounting
                                       Officer), Treasurer, Vice President
                                       and Director of G.P. Holdings


             *                         Director of the Company
-----------------------------
Andrew F. Brimmer


             *                         Director of the Company
-----------------------------
A. James Clark


             *                         Director of the Company
-----------------------------
Wesley S. Williams


             *                         Director of the Company
-----------------------------
Caroline McBride


             *                         Director of GP Holdings
-----------------------------
Philip L. Hawkins



*By:  /s/ Brian K. Fields
      -----------------------
      Brian K. Fields
      As Attorney-in-Fact
      (See Exhibit 24.1)

                                  EXHIBIT INDEX

  Exhibit
  Number        Description of Exhibit
  ------        ----------------------

    3.1 Articles of Amendment and Restatement of Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996)

    3.2 Second Amendment and Restatement of By-Laws of the Company (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed on February 12, 1997)

    3.3 Second Amended and Restated Agreement of Limited Partnership of the Guarantor (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997)

    4.1 Indenture dated as of July 1, 1997 among the Issuers and the Trustee (incorporated by reference to Exhibit 4.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997)

    5.1**       Opinion of Hogan & Hartson L.L.P.

   10.1 Stockholders Agreement, dated April 30, 1996, by and among Carr Realty Corporation, Carr Realty, L.P., Security Capital Holdings, S.A. and Security Capital U.S. Realty (incorporated by reference to Exhibit 2.2 of Security Capital U.S. Realty's
                Schedule 13D dated April 30, 1996)

   10.2 Amended and Restated Credit Agreement, dated August 23, 1996, by and among the Company, the Guarantor, Carr Realty, L.P. and Morgan Guaranty Trust Company of New York (incorporated by reference to Exhibit 10.15 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996)

   10.3 First Amendment to Amended and Restated Revolving Credit Agreement, dated October 18, 1996, by and among the Company, the Guarantor, Carr Realty, L.P., Morgan Guaranty Trust Company of New York, Commerzbank Aktiengesellschaft, New York Branch, NationsBank, N.A., Wells Fargo Realty Advisors Funding, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed October 24, 1996).

   12.1**       Computation of Ratios of Earnings to Fixed Charges of the
                Company

   21.1 List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996)

   21.2 List of Subsidiaries of the Guarantor (incorporated by reference to Exhibit 21.1 of the Guarantor's Registration Statement on Form 10 filed on August 27, 1997)

   23.1**       Consent of KPMG Peat Marwick LLP

   23.2**       Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)

   24.1 Powers of Attorney (incorporated by reference to Exhibit 24.1 of this Registration Statement, filed August 29, 1997)

   25.1**       Statement of Eligibility of Trustee on Form T-1

   99.1 Certificate of Incorporation of CarrAmerica Realty GP Holdings (incorporated by reference to Exhibit 99.1 of the Guarantor's Registration Statement on Form 10 filed on August 27, 1997)

   99.2 Bylaws of CarrAmerica Realty GP Holdings (incorporated by reference to Exhibit 99.2 of the Guarantor's Registration Statement on Form 10 filed on August 27, 1997)

   99.3**       Form of Letter of Transmittal

   99.4 Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 of this Registration Statement, filed August 29,
                1997)

   99.5 Instruction to Registered Holder and/or Book-Entry Transfer of Participant (incorporated by reference to Exhibit 99.5 of this Registration Statement, filed August 29, 1997)

   99.6         Form of Letter to Clients (incorporated by reference to Exhibit
                99.6 of this Registration Statement, filed August 29, 1997)

   99.7 Form of Letter to Registered Holders and Depository Trust Company Participants (incorporated by reference to Exhibit 99.7 of this Registration Statement, filed August 29, 1997)

---------------------
*  To be filed by amendment.
** Filed herewith.